SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 23, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Third Quarter Results 2023”, dated October 23, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of October 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Judgements and estimates

...

Quarterly report

Q3 2023

Philips delivers strong sales growth, profitability and cash flow; raises full-year outlook

Amsterdam, October 23, 2023

Third-quarter highlights

  Group sales increased 11% on a comparable basis to EUR 4.5 billion
  Income from operations at EUR 224 million, compared to a loss of EUR 1,529 million in Q3 2022
  Adjusted EBITA increased to EUR 457 million, or 10.2% of sales, compared to EUR 209 million, or 4.8% of sales, in Q3 2022
  Comparable order intake was -9% compared to Q3 2022; order book remains strong
  Operating cash flow improved to EUR 489 million, compared to an outflow of EUR 180 million in Q3 2022
  Restructuring and productivity plans on track with total savings of EUR 258 million in the quarter
  Outlook for full-year 2023 raised to 6-7% comparable sales growth and an Adjusted EBITA margin of 10-11%

Roy Jakobs, CEO of Royal Philips:

“Our improved operational performance was driven by our focus on execution to enhance patient safety and quality, strengthen our supply chain reliability and establish a simplified operating model.

The order book remains strong, and we are taking the necessary actions to improve order intake by shortening lead times from order to delivery and building on the positive impact we are making with our innovations, for example in predictive data analytics and artificial intelligence across our portfolio, to help improve the quality and efficiency of care delivery.

Completing the Philips Respironics recall remains our highest priority, with the remediation of the sleep therapy devices almost complete and remediation of the ventilators ongoing.

Based on our improved performance, we are further raising the outlook for both sales and profitability for the full year 2023, although recognizing uncertainties remain in an increasingly volatile geopolitical environment. The progress we are making reinforces our confidence in delivering on the three-year plan to create value with sustainable impact.”

Group and segment performance

Sales for the Group increased 11% on a comparable basis to EUR 4.5 billion, driven by growth in all segments and geographies. Adjusted EBITA increased to EUR 457 million, or 10.2% of sales, mainly driven by increased sales, pricing and productivity measures. Operating cash flow and free cash flow increased to EUR 489 million and EUR 333 million respectively in the quarter, driven by higher earnings and improved working capital management.

Comparable order intake (the order book covers around 40% of Group sales) was 9% lower than in Q3 2022. This was mainly due to a high comparison base related to the exceptionally high levels in 2021, lower orders in China, and longer order lead times. The necessary actions are being implemented to enhance supply chain reliability, reduce order lead times, and leverage our innovations to improve comparable order intake. The order book remains around 20% higher than in the period before the global supply chain challenges and will continue to support growth.

Diagnosis & Treatment comparable sales increased 14% in the quarter, with double-digit growth in all businesses. The Adjusted EBITA margin increased to 12.7% from 10.4% in Q3 2022, mainly driven by increased sales, pricing and productivity measures. Comparable order intake was double-digit lower than in Q3 2022 due to long order lead times, a high comparison base related to the high order intake in Q3 2022, and lower orders in China.

Connected Care comparable sales increased 10% in the quarter, with double-digit growth in Monitoring and mid-single-digit growth in Enterprise Informatics. The Adjusted EBITA margin improved to 3.7% compared to -7.5% in Q3 2022, mainly driven by increased sales and productivity measures. Connected Care comparable order intake was mid-single-digit lower than in Q3 2022 due to a high comparison base in Hospital Patient Monitoring related to the expansion and renewal of the installed base in the last few years.

Personal Health delivered quarter-on-quarter performance improvement, with comparable sales increasing by 7%, driven by high- single-digit growth in Personal Care and Oral Healthcare. The Adjusted EBITA margin increased to 18.7%, compared to 14.1% in Q3 2022, due to increased sales, pricing and productivity measures.

Productivity

Supported by significant change management efforts, to date Philips has reduced the workforce by around 7,500 roles, out of 10,000 roles in total planned by 2025. Operating model productivity savings amounted to EUR 142 million in the quarter. Procurement savings amounted to EUR 59 million, and other productivity programs delivered savings of EUR 57 million, resulting in total savings of EUR 258 million in the quarter.

Outlook

Based on Philips’ improved performance year-to-date, the strong order book, and the ongoing actions, the company is further raising the outlook for the full year 2023, although recognizing uncertainties remain in an increasingly volatile geopolitical environment. Philips now expects to deliver 6-7% comparable sales growth and an Adjusted EBITA margin of 10-11% for the full year 2023, with free cash flow at the upper end of the target range of EUR 0.7-0.9 billion. This reinforces Philips’ confidence in delivering on its three-year plan to create value with sustainable impact.

Customer, innovation and ESG highlights

  Philips signed a 10-year, EUR 100 million Enterprise Monitoring as a Service agreement with one of the largest health systems in the US, covering 20 hospitals with over 3,000 beds. The agreement provides the health system with constant access to the latest technology, including software and services, while lowering initial investments.
  Philips launched its new Image Guided Therapy Mobile C-arm System 3000. Its workflow-enhancing features and excellent image quality enable surgeons to deliver enhanced care to more patients, helping alleviate the staff shortages faced by many hospitals.
  Philips launched its ambulatory monitoring offering in Japan, combining Philips ePatch Holter monitors with ECG analysis through AI and advanced algorithms. This innovative approach aims to reduce clinician workload and improve the patient experience.
  Leveraging its leadership in driving sustainable healthcare, Philips completed a hospital-wide joint action plan for Tampere Heart Hospital in Finland to decarbonize its clinical operations. Following similar action plans at Vanderbilt University Medical Center and Champalimaud Foundation, Philips co-developed a roadmap to reduce carbon emissions in patient throughput, technology use, and use of consumables.
  Philips successfully launched the Sonicare DiamondClean 7900 Series electric toothbrush in China on major online shopping channels Alibaba and JD.com. Highlighting increasing customer demand, it claimed the number-one position in the high-end toothbrush category on Alibaba’s Tmall.

Philips Respironics field action for specific sleep therapy and ventilator devices

Globally, over 99% of the sleep therapy device registrations that are complete and actionable have been remediated, while the remediation of the ventilator devices remains ongoing.

Based on the test results to date, Philips Respironics and third-party experts concluded that use of the sleep therapy devices is not expected to result in appreciable harm to health in patients. Following ongoing communications with the FDA, Philips Respironics has agreed with the agency to implement additional testing to supplement current test data.

In October 2023, Philips Respironics received preliminary court approval for the settlement agreement to resolve all economic loss claims in the US Multidistrict Litigation (MDL) related to the recall, for which Philips had recorded a provision of EUR 575 million in Q1 2023. The settlement does not include or constitute any admission of liability, wrongdoing, or fault by any of the Philips parties.

The previously disclosed litigation, including the personal injury and medical monitoring claims, and investigation by the US Department of Justice related to the Respironics field action are ongoing, as are the discussions on a proposed consent decree.

Capital allocation

In the third quarter, Philips issued EUR 500 million fixed-rate notes due 2031 under its European Medium Term Note (EMTN) program. The issue of the notes further strengthened the debt maturity profile and had a debt-neutral effect. See here for more information on Philips' current debt structure.

During the quarter, Philips settled a number of forward purchase transactions entered into under its EUR 1.5 billion share buyback program for capital reduction purposes announced on July 26, 2021, thereby acquiring a total of 4.2 million shares for a total amount of approximately EUR 154 million. Following further settlements in Q4 2023, Philips intends to cancel approximately 15.1 million shares acquired and to be acquired under this program, before year-end. See here for more information on the share buyback program.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 2022	Q3 2023
Sales	4,310	4,471
Nominal sales growth	4%	4%
Comparable sales growth1)	(5)%	11%
Comparable order intake2)	(6)%	(9)%
Income from operations	(1,529)	224
as a % of sales	(35.5)%	5.0%
Financial income (expenses), net	(46)	(75)
Investments in associates, net of income taxes	91	(19)
Income tax benefit (expense)	156	(32)
Income from continuing operations	(1,330)	97
Discontinued operations, net of income taxes	1	(7)
Net income	(1,329)	90
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(1.44)	0.10
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.24	0.33
Net income attributable to shareholders3) (in EUR) - diluted	(1.44)	0.09
EBITA1)	(94)	295
as a % of sales	(2.2)%	6.6%
Adjusted EBITA1)	209	457
as a % of sales	4.8%	10.2%
Adjusted EBITDA1)	466	693
as a % of sales	10.8%	15.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales increased by 11%, driven by growth in all business segments. The Diagnosis & Treatment and Connected Care segments recorded double-digit growth, and the Personal Health segment high-single-digit growth.
  Comparable order intake was 9% lower, with lower order intake in the Diagnosis & Treatment and Connected Care segments.
  Adjusted EBITA increased to EUR 457 million and the margin improved to 10.2%, compared to 4.8% in Q3 2022, mainly driven by increased sales, pricing and productivity measures.
  Income from operations in Q3 2022 included a charge of EUR 1.5 billion related to goodwill and R&D impairment.
  Restructuring, acquisition-related and other charges amounted to EUR 162 million, compared to EUR 303 million in Q3 2022. Q3 2023 includes EUR 66 million Respironics field action running remediation costs, EUR 29 million quality action-related charges in Connected Care, a EUR 23 million investment re-measurement loss, and EUR 16 million restructuring charges.
  Financial income and expenses resulted in a net expense of EUR 75 million, compared to a net expense of EUR 46 million in Q3 2022. Q3 2022 included fair value gains on Philips' minority participations.
  Investments in associates includes impairments and share of results of associates. Q3 2022 mainly included a gain from the sale of an investment in associates.
  Income tax expense in Q3 2023 is mainly due to higher income before tax. Income tax benefit in Q3 2022 was mainly driven by lower income tax, partly offset by the non-tax-deductible goodwill impairment.
  Net income increased compared to Q3 2022, mainly driven by the goodwill and R&D impairment charge in Q3 2022 and higher earnings in Q3 2023, partly offset by higher tax charges.

Sales1) per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q3 2022	Q3 2023	nominal	comparable2)
Western Europe	856	942	10%	11%
North America	1,799	1,856	3%	10%
Other mature geographies	373	373	0%	11%
Total mature geographies	3,028	3,171	5%	11%
Growth geographies	1,282	1,300	1%	12%
Philips Group	4,310	4,471	4%	11%
1) Sales per geographic cluster is reported based on country of destination 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales in mature geographies increased by 11%, with strong contributions from all geographies. In growth geographies, sales increased by 12% on a comparable basis, with most geographies contributing.

Cash and cash equivalents balance

in millions of EUR

	Q3 2022	Q3 2023
Beginning cash balance	1,258	960
Free cash flow1)	(374)	333
Net cash flows from operating activities	(180)	489
Net capital expenditures	(195)	(156)
Other cash flows from investing activities	(203)	(3)
Treasury share transactions	-	(165)
Changes in debt	118	(48)
Withholding tax paid on dividend	(62)	-
Other cash flow items	21	(2)
Net cash flows from discontinued operations	18	80
Ending cash balance	776	1,155
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased significantly, mainly driven by higher earnings and improved working capital management.
  Other cash flows from investing activities in Q3 2022 included new participations in investments in associates.
  Treasury share transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, as well as related withholding tax.
  Changes in debt reflects the new bond of EUR 500 million, more than offset by the repayment of existing debt and lease repayments.
  Net cash flows from discontinued operations reflects a refund of a tax deposit related to a previously divested business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2023	September 30, 2023
Long-term debt	7,177	7,273
Short-term debt	1,039	888
Total debt	8,216	8,162
Cash and cash equivalents	960	1,155
Net debt	7,257	7,007
Shareholders' equity	12,126	12,675
Non-controlling interests	34	37
Group equity	12,160	12,712
Net debt : group equity ratio1)	37:63	36:64
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q3 2022	Q3 2023
Sales	2,071	2,201
Sales growth
Nominal sales growth	6%	6%
Comparable sales growth1)	(3)%	14%
Income from operations	125	251
as a % of sales	6.0%	11.4%
EBITA1)	144	272
as a % of sales	7.0%	12.4%
Adjusted EBITA1)	215	280
as a % of sales	10.4%	12.7%
Adjusted EBITDA1)	269	341
as a % of sales	13.0%	15.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 14%, driven by double-digit growth in all businesses.
  Comparable sales in growth geographies showed double-digit growth, mainly driven by Latin America, China and Middle East & Turkey. Mature geographies recorded double-digit growth, with strong contributions from all regions.
  Adjusted EBITA increased to EUR 280 million and the margin improved to 12.7%, compared to 10.4% in Q3 2022, mainly driven by increased sales, pricing and productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 8 million, compared to EUR 70 million in Q3 2022. In Q4 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 50 million.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q3 2022	Q3 2023
Sales	1,199	1,232
Sales growth
Nominal sales growth	(3)%	3%
Comparable sales growth1)	(12)%	10%
Income from operations	(1,709)	(111)
as a % of sales	(142.5)%	(9.0)%
EBITA1)	(299)	(67)
as a % of sales	(24.9)%	(5.4)%
Adjusted EBITA1)	(90)	45
as a % of sales	(7.5)%	3.7%
Adjusted EBITDA1)	(10)	110
as a % of sales	(0.8)%	8.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 10%, driven by double-digit growth in Monitoring and mid-single-digit growth in Enterprise Informatics.
  Comparable sales in growth geographies showed low-single-digit growth, driven by double-digit growth in Latin America and Central & Eastern Europe, partly offset by China and Middle East & Turkey. Mature geographies recorded double-digit growth, mainly driven by North America.
  Adjusted EBITA increased to EUR 45 million and the margin improved to 3.7%, compared to -7.5% in Q3 2022, mainly driven by increased sales and productivity measures.
  Income from operations in Q3 2022 included a charge of EUR 1.3 billion related to the impairment of goodwill.
  Restructuring, acquisition-related and other charges were EUR 112 million, compared to EUR 209 million in Q3 2022. Q3 2023 includes EUR 66 million Respironics field-action running remediation costs and EUR 29 million quality action-related charges in Connected Care. In Q4 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 90 million. This excludes the impact of the ongoing discussion on a proposed consent decree, as well as ongoing litigation and investigations by the US Department of Justice related to the Respironics field action.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q3 2022	Q3 2023
Sales	902	898
Sales growth
Nominal sales growth	12%	0%
Comparable sales growth1)	4%	7%
Income from operations	120	142
as a % of sales	13.3%	15.8%
EBITA1)	124	145
as a % of sales	13.7%	16.1%
Adjusted EBITA1)	127	168
as a % of sales	14.1%	18.7%
Adjusted EBITDA1)	155	192
as a % of sales	17.2%	21.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 7%, driven by high-single-digit growth in Personal Care and Oral Healthcare.
  Comparable sales in growth geographies showed high-single-digit growth, mainly driven by Middle East & Turkey. Mature geographies recorded high-single-digit growth, mainly driven by North America and Western Europe.
  Adjusted EBITA increased to EUR 168 million and the margin improved to 18.7%, compared to 14.1% in Q3 2022, mainly driven by increased sales, pricing and productivity measures.
  Restructuring, acquisition-related and other charges were EUR 23 million, compared to EUR 3 million in Q3 2022. Q3 2023 includes a EUR 23 million investment re-measurement loss.

Other

Key data

in millions of EUR

	Q3 2022	Q3 2023
Sales	138	140
Income from operations	(65)	(58)
EBITA1)	(64)	(55)
Adjusted EBITA1) of:	(43)	(36)
IP Royalties	53	63
Innovation	(38)	(28)
Central costs	(54)	(67)
Other	(5)	(4)
Adjusted EBITDA1)	52	50
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Adjusted EBITA increased by EUR 7 million, mainly driven by higher royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 20 million, compared to EUR 21 million in Q3 2022. Q3 2023 includes restructuring charges of EUR 15 million. In Q4 2023, restructuring and other charges are expected to total approximately EUR 10 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA *), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in connection with Philips’ strategy to improve execution and other business performance initiatives; the resilience of our supply chain; attracting and retaining personnel; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2022. Reference is also made to section Risk management in the Philips semi-annual report 2023.

Israel

The risk factors discussed in Philips’ Annual Report 2022 (section 6.3) include the strategic risk that the company’s global operations are exposed to geopolitical and macroeconomic changes. The current situation in Israel further increases economic and political uncertainty and may affect the company’s results of operations, financial position and cash flows. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development (R&D) activities. Please refer to our 2022 Country Activity and Tax Report (p. 37) for further information on our activities in Israel.

Respironics

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions, about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows. Furthermore, Philips is a defendant in several class-action lawsuits and individual personal injury claims, and is in ongoing discussions with the FDA regarding a proposed consent decree. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters, except for the following. In the first quarter of 2023, Philips Respironics recorded a provision in connection with an anticipated resolution of the economic loss class action pending in the US. The provision is subject to final court approval of the negotiated settlement agreement and is based on Philips’ best estimate for the expected settlement amounts, which is, in part, based on the expected number of claims ultimately filed pursuant the settlement once it is approved. Actual outcomes in future periods of the above matters may differ from these estimates and affect the company’s results of operations, financial positions and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the
meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial
position, operating results and cash flows, management uses
certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS
financial measures do not have standardized meaning under
IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is
contained in this document. Further information on non-IFRS
measures can be found in the Annual Report 2022.

Presentation

All amounts are in millions of euros unless otherwise stated.
Due to rounding, amounts may not add up precisely to totals
provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the
Annual Report 2022. Prior-period amounts have been
reclassified to conform to the current-period presentation.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected
Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the
Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The
restatement has been published on the Philips Investor
Relations website and can be accessed here.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q3		January to September
	2022	2023	2022	2023
Sales	4,310	4,471	12,405	13,107
Cost of sales	(2,580)	(2,538)	(7,432)	(7,458)
Gross margin	1,730	1,933	4,973	5,650
Selling expenses	(1,157)	(1,114)	(3,338)	(3,304)
General and administrative expenses	(175)	(150)	(476)	(465)
Research and development expenses	(612)	(445)	(1,590)	(1,441)
Impairment of goodwill	(1,331)		(1,331)
Other business income	19	38	101	61
Other business expenses	(4)	(39)	(39)	(639)
Income from operations	(1,529)	224	(1,700)	(139)
Financial income	23	15	60	46
Financial expenses	(69)	(91)	(182)	(268)
Investment in associates, net of income taxes	91	(19)	84	(72)
Income before taxes	(1,485)	130	(1,738)	(432)
Income tax benefit (expense)	156	(32)	233	(59)
Income from continuing operations	(1,330)	97	(1,505)	(492)
Discontinued operations, net of income taxes	1	(7)	5	(9)
Net income	(1,329)	90	(1,500)	(501)
Attribution of net income
Net income attributable to shareholders1)	(1,330)	88	(1,503)	(505)
Net income attributable to non-controlling interests	1	2	3	4
Income from continuing operations attributable to shareholders1)	(1,331)	95	(1,508)	(495)
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)2):
- basic	924,667	918,030	918,429	919,672
- diluted	924,667	940,362	918,429	919,672
Income from continuing operations attributable to shareholders1) (in EUR)2)
- basic	(1.44)	0.10	(1.64)	(0.54)
- diluted	(1.44)	0.10	(1.64)	(0.54)
Net income attributable to shareholders1) (in EUR)2)
- basic	(1.44)	0.10	(1.64)	(0.55)
- diluted	(1.44)	0.09	(1.64)	(0.55)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2022 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q3 2023				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Diagnosis & Treatment	6.3%	0.0%	7.5%	13.8%	10.1%	0.3%	3.4%	13.9%
Connected Care	2.8%	0.1%	6.9%	9.8%	3.8%	0.1%	2.5%	6.4%
Personal Health	(0.4)%	0.0%	7.9%	7.4%	(1.5)%	0.0%	3.2%	1.7%
Philips Group	3.7%	0.1%	7.2%	11.0%	5.7%	0.1%	3.0%	8.8%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2022	2023	2022	2023
Net income	(1,329)	90	(1,500)	(501)
Discontinued operations, net of income taxes	(1)	7	(5)	9
Income from continuing operations	(1,330)	97	(1,505)	(492)
Income from continuing operations attributable to non-controlling interests	(1)	(2)	(3)	(4)
Income from continuing operations attributable to shareholders	(1,331)	95	(1,508)	(495)
Adjustments for:
Amortization and impairment of acquired intangible assets	105	71	260	216
Impairment of goodwill	1,331	-	1,331	-
Restructuring and acquisition-related charges	47	42	85	331
Other items:	256	120	692	859
Respironics litigation provision				575
Respironics field-action provision			165
Respironics field-action running remediation costs	47	66	147	172
Quality actions in Connected Care	34	29	66	76
Investment re-measurement loss		23		23
Portfolio realignment charges			109
R&D project impairments	134		134
Impairment of assets in S&RC	30		30
Remaining items	10	2	39	14
Net finance expenses	(7)	(1)	(4)	14
Tax impact of adjusted items and tax-only adjusting items	(180)	(15)	(369)	(157)
Adjusted income from continuing operations attributable to shareholders1)	220	312	486	768
Earnings per common share:
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	(1.44)	0.10	(1.64)	(0.54)
Adjusted income from continuing operations attributable to shareholders2) per common share (EUR) - diluted	0.24	0.33	0.53	0.83
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2023
Net income	90
Discontinued operations, net of income taxes	7
Income tax expense	32
Investments in associates, net of income taxes	19
Financial expenses	91
Financial income	(15)
Income from operations	224	251	(111)	142	(58)
Amortization and impairment of acquired intangible assets	71	21	44	4	2
EBITA	295	272	(67)	145	(55)
Restructuring and acquisition-related charges	42	8	20	-	15
Other items:	120	-	92	23	5
Respironics field-action running remediation costs	66		66
Quality actions in Connected Care	29		29
Investment re-measurement loss	23			23
Remaining items	2	-	(3)		5
Adjusted EBITA	457	280	45	168	(36)
Depreciation, amortization and impairment of fixed assets and other intangible assets	248	62	65	24	97
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(12)	(1)	(1)		(10)
Adjusted EBITDA	693	341	110	192	50

January to September 2023
Net income	(501)
Discontinued operations, net of income taxes	9
Income tax expense	59
Investments in associates, net of income taxes	72
Financial expenses	268
Financial income	(46)
Income from operations	(139)	588	(867)	344	(204)
Amortization and impairment of acquired intangible assets	216	65	133	11	7
EBITA	77	653	(734)	355	(197)
Restructuring and acquisition-related charges	331	102	78	7	144
Other items:	859	11	822	22	4
Respironics litigation provision	575		575
Respironics field-action running remediation costs	172		172
Quality actions in Connected Care	76		76
Investment re-measurement loss	23			23
Remaining items	14	11	(1)	(1)	4
Adjusted EBITA	1,268	767	166	384	(49)
Depreciation, amortization and impairment of fixed assets and other intangible assets	717	168	186	71	293
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	(4)	(4)		(29)
Adjusted EBITDA	1,949	931	348	455	215

Q3 2022
Net income	(1,329)
Discontinued operations, net of income taxes	(1)
Income tax benefit	(156)
Investments in associates, net of income taxes	(91)
Financial expenses	69
Financial income	(23)
Income from operations	(1,529)	125	(1,709)	120	(65)
Amortization and impairment of acquired intangible assets	105	20	79	4	2
Impairment of goodwill	1,331		1,331
EBITA	(94)	144	(299)	124	(64)
Restructuring and acquisition-related charges	47	(2)	35	-	14
Other items:	256	72	174	3	7
Respironics field-action running remediation costs	47		47
Impairment of assets in S&RC	30		30
Quality actions in Connected Care	34		34
R&D project impairments	134	73	59	3
Remaining items	10	-	4		7
Adjusted EBITA	209	215	(90)	127	(43)
Depreciation, amortization and impairment of fixed assets and other intangible assets	421	125	170	30	95
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(163)	(71)	(90)	(3)	-
Adjusted EBITDA	466	269	(10)	155	52

January to September 2022
Net income	(1,500)
Discontinued operations, net of income taxes	(5)
Income tax benefit	(233)
Investments in associates, net of income taxes	(84)
Financial expenses	182
Financial income	(60)
Income from operations	(1,700)	351	(2,250)	343	(144)
Amortization and impairment of acquired intangible assets	260	69	174	12	5
Impairment of goodwill	1,331		1,331
EBITA	(109)	420	(745)	354	(139)
Restructuring and acquisition-related charges	85	(15)	75	1	23
Other items:	692	73	592	3	24
Respironics field-action provision	165		165
Respironics field-action running remediation costs	147		147
Impairments of assets in S&RC	30		30
Quality actions in Connected Care	66		66
Portfolio realignment charges	109		109
R&D project impairments	134	73	59	3
Remaining items	39		15		24
Adjusted EBITA	667	478	(77)	358	(92)
Depreciation, amortization and impairment of fixed assets and other intangible assets	962	241	349	89	283
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(215)	(83)	(123)	(3)	(6)
Adjusted EBITDA	1,414	635	149	444	186

Composition of free cash flow

in millions of EUR

	Q3
	2022	2023
Net cash flows from operating activities	(180)	489
Net capital expenditures	(195)	(156)
Purchase of intangible assets	(38)	(24)
Expenditures on development assets	(68)	(55)
Capital expenditures on property, plant and equipment	(90)	(79)
Proceeds from disposals of property, plant and equipment	1	2
Free cash flow	(374)	333

Philips statistics

In millions of EUR unless otherwise stated

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,918	4,177	4,310	5,422	4,167	4,470	4,471
Comparable sales growth1)	(4)%	(7)%	(5)%	3%	6%	9%	11%
Comparable order intake2)	5%	1%	(6)%	(8)%	0%	(8)%	(9)%
Gross margin	1,511	1,731	1,730	2,221	1,755	1,961	1,933
as a % of sales	38.6%	41.4%	40.1%	41.0%	42.1%	43.9%	43.2%
Selling expenses	(1,066)	(1,115)	(1,157)	(1,283)	(1,079)	(1,112)	(1,114)
as a % of sales	(27.2)%	(26.7)%	(26.8)%	(23.7)%	(25.9)%	(24.9)%	(24.9)%
G&A expenses	(155)	(146)	(175)	(195)	(158)	(157)	(150)
as a % of sales	(4.0)%	(3.5)%	(4.1)%	(3.6)%	(3.8)%	(3.5)%	(3.4)%
R&D expenses	(493)	(486)	(612)	(501)	(528)	(468)	(445)
as a % of sales	(12.6)%	(11.6)%	(14.2)%	(9.2)%	(12.7)%	(10.5)%	(10.0)%
Income from operations	(181)	11	(1,529)	171	(583)	221	224
as a % of sales	(4.6)%	0.3%	(35.5)%	3.2%	(14.0)%	4.9%	5.0%
Net income	(151)	(20)	(1,329)	(105)	(665)	74	90
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.03)	(1.44)	(0.12)	(0.72)	0.08	0.10
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.14	0.24	0.39	0.21	0.28	0.33
EBITA1)	(107)	92	(94)	301	(510)	292	295
as a % of sales	(2.7)%	2.2%	(2.2)%	5.6%	(12.2)%	6.5%	6.6%
Adjusted EBITA1)	243	216	209	651	358	453	457
as a % of sales	6.2%	5.2%	4.8%	12.0%	8.6%	10.1%	10.2%
Adjusted EBITDA1)	488	461	466	891	575	681	693
as a % of sales	12.5%	11.0%	10.8%	16.4%	13.8%	15.2%	15.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Philips statistics in millions of EUR unless otherwise stated

	2022				2023
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,918	8,095	12,405	17,827	4,167	8,636	13,107
Comparable sales growth1)	(4)%	(5)%	(5)%	(3)%	6%	8%	9%
Comparable order intake2)	5%	3%	(1)%	(3)%	0%	(4)%	(6)%
Gross margin	1,511	3,243	4,973	7,194	1,755	3,717	5,650
as a % of sales	38.6%	40.1%	40.1%	40.4%	42.1%	43.0%	43.1%
Selling expenses	(1,066)	(2,181)	(3,338)	(4,621)	(1,079)	(2,191)	(3,304)
as a % of sales	(27.2)%	(26.9)%	(26.9)%	(25.9)%	(25.9)%	(25.4)%	(25.2)%
G&A expenses	(155)	(301)	(476)	(671)	(158)	(315)	(465)
as a % of sales	(4.0)%	(3.7)%	(3.8)%	(3.8)%	(3.8)%	(3.6)%	(3.5)%
R&D expenses	(493)	(979)	(1,590)	(2,091)	(528)	(996)	(1,441)
as a % of sales	(12.6)%	(12.1)%	(12.8)%	(11.7)%	(12.7)%	(11.5)%	(11.0)%
Income from operations	(181)	(170)	(1,700)	(1,529)	(583)	(362)	(139)
as a % of sales	(4.6)%	(2.1)%	(13.7)%	(8.6)%	(14.0)%	(4.2)%	(1.1)%
Net income	(151)	(171)	(1,500)	(1,605)	(665)	(591)	(501)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.19)	(1.64)	(1.76)	(0.72)	(0.64)	(0.54)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.29	0.53	0.92	0.21	0.50	0.83
EBITA1)	(107)	(15)	(109)	192	(510)	(218)	77
as a % of sales	(2.7)%	(0.2)%	(0.9)%	1.1%	(12.2)%	(2.5)%	0.6%
Adjusted EBITA1)	243	459	667	1,318	358	811	1,268
as a % of sales	6.2%	5.7%	5.4%	7.4%	8.6%	9.4%	9.7%
Adjusted EBITDA1)	488	948	1,414	2,305	575	1,256	1,949
as a % of sales	12.5%	11.7%	11.4%	12.9%	13.8%	14.5%	14.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	869,298	885,316	885,348	881,481	881,539	920,085	915,987
Shareholders' equity per common share in EUR	16.64	16.63	16.31	15.03	13.99	13.18	13.84
Net debt : group equity ratio1)	28:72	31:69	34:66	35:65	36:64	37:63	36:64
Total employees	78,548	78,831	79,097	77,233	73,712	71,519	70,741
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

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